FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

Athens, December 28th, 2016

PRESS RELEASE

National Bank of Greece S.A. (the ‘Bank’) announces that, by decision of its Board of Directors, Ms Eva Cederbalk was elected as new non-executive member of the BoD, in replacement of resigning non-executive member Mr. Efthymios Katsikas, in accordance with the provisions of the Bank’s Articles of Association and the applicable corporate governance regulatory framework.

Ms Eva Cederbalk possesses extensive and international experience in the financial sector, having served, among others, as Board member and as high-ranking executive in international financial organisations, and fulfils the suitability criteria of Law 3864/2010, as currently in force.

It is noted that, in accordance with the provisions of the legal and regulatory framework, the election of credit institutions’ new Board members, is subject to approval and constant review by the Single Supervisory Mechanism (SSM) of the European Central Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)

Date: December 28th, 2016
Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: December 28th, 2016
Director, Financial Division